Filed pursuant to Rule 433
Registration No. 333-259827

GENERAL MILLS, INC.

PRICING TERM SHEET

January 16, 2024

$500,000,000 4.700% Notes due 2027

Issuer:	General Mills, Inc.

Issuer Ratings & Outlook*:	Baa2 / BBB (Stable/Stable) (Moody’s/S&P)

Offering Format:	SEC Registered

Trade Date:	January 16, 2024

Settlement Date**:	January 30, 2024 (T+10)

Day Count Convention:	30 / 360

Title:	4.700% Notes due 2027

Principal Amount:	$500,000,000

Maturity Date:	January 30, 2027

Coupon (Interest Rate):	4.700%

Price to Public:	99.900%

Yield to Maturity:	4.736%

Spread to Benchmark Treasury:	+70 bps

Benchmark Treasury:	UST 4.000% due January 15, 2027

Benchmark Treasury Price / Yield:	99-28 3⁄4; 4.036%

Interest Payment Dates:	Semi-annually on each January 30 and July 30, commencing July 30, 2024

CUSIP / ISIN:	370334 CX0 / US370334CX03

Optional Redemption Provisions:
Make-whole Redemption:	At any time prior to December 30, 2026 at a discount rate of T+15 basis points

Par Redemption:	At any time on or after December 30, 2026 at 100%

Change of Control Offer to Purchase:	If a change of control triggering event occurs, General Mills will be required to make an offer to purchase the notes at a purchase price equal to 101% of the principal amount of the notes, plus accrued and unpaid interest, if any, to the date of repurchase.

Joint Book-Running Managers:	BofA Securities, Inc. Goldman Sachs & Co. LLC J.P. Morgan Securities LLC Morgan Stanley & Co. LLC
Co-Managers:	SMBC Nikko Securities America, Inc. TD Securities (USA) LLC Wells Fargo Securities, LLC

*Note: A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**Note: We expect to deliver the notes against payment for the notes on the tenth business day following the date of the pricing of the notes (“T+10”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to their date of delivery may be required, by virtue of the fact that the notes initially will settle in T+10, to specify alternative settlement arrangements to prevent a failed settlement.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. at 1-800-294-1322, Goldman Sachs & Co. LLC at 1-866-471-2526, J.P. Morgan Securities LLC at 212-834-4533 or Morgan Stanley & Co. LLC at 1-866-718-1649.

This pricing term sheet supplements the preliminary form of Prospectus Supplement issued by General Mills, Inc. on January 16, 2024 relating to its Prospectus dated September 27, 2021.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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